

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Daniel Wong
Chief Executive Officer
Bridgetown Holdings Limited
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

   Re: Bridgetown Holdings Limited
    Preliminary Proxy Statement on Schedule 14A
    Filed September 7, 2022
    File No. 001-39623

Dear Mr. Wong:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Lijia Sanchez